Schedule B of Form SBSE-A

Applicant Name: BNP Paribas SA
Date: 04/23/2024
NFA No. : 0247694

Section I

UIC	Assigning Regulator
0247694	NFA

Briefly describe any other financial services industry-related, non-securities business in which the applicant is engaged
BNPP SA is a global banking and financial services company headquartered in Paris, France, that provides investment banking, asset management, and wealth management services for private, corporate, and institutional clients worldwide. It also operates with domestic Commercial, Personal Banking & Services in Europe, covering France, Belgium, Italy and Luxembourg, as well as in the Americas and APAC region. BNPP SA has been provisionally registered with the Commodity Futures Trading Commission as a swap dealer since December 31, 2012. BNPP SA provides retail banking networks and specialized financial services, along with cash management, trade finance and factoring services. BNPP SA's Corporate Banking group provides the following products and services to Corporate clients, globally: (i) debt financing solutions; and (ii) transaction banking solutions. BNPP SA also conducts transactions in Equity Derivatives (which, for purposes of this summary of non-securities business, would not include notes, warrants, etc.), Prime Services & Financing (which, for purposes of this summary of non-securities business, would exclude stock loans), Primary and Credit Markets, G10 Rates, Commodity Derivatives, and FXLM.

Section II

Item 14					
Bonnafé, Jean-Laurent	0452368	3, rue d'Antin 75002 PARIS FRANCE	05/12/2010	N/A	Director & Chief Executive Officer
Description of prior investment-related experience: After graduating in Engineering, Jean-Laurent Bonnafé joined the French civil service, working first as a Senior Officer in the French Ministry of Industry and subsequently as Technical Advisor to the Minister of Trade and Industry. In 1993, he joined BNP as a Senior Investment Banker. In 1997, he was appointed Head of Strategy and Development. Following the BNP merger with Paribas in the year 2000, he led the post-merger integration process. In 2002, Jean-Laurent Bonnafé was appointed Head of the BNP Paribas Group's French Retail Banking division, becoming a member of the Group Executive Committee. In 2006, when BNL was merged into the BNP Paribas Group, he was appointed BNL Managing Director. In 2008, he became BNP Paribas Chief Operating Officer and assumed responsibility for the Retail Banking activities of the entire Group. On 14 May 2009, Jean-Laurent Bonnafé was appointed Chief Executive Officer of Fortis Bank, remaining in this post until 1 February 2011 with a primary mission to ensure the smooth integration of Fortis Retail Banking activities into the Group. At the Annual General Meeting held on 12 May 2010, he was elected a Member of the BNP Paribas Group Board of Directors. On 1 December 2011, the Board of Directors appointed Jean-Laurent Bonnafé Group Chief Executive Officer.					
Gerardin, Yann Nicolas	0273111	3, rue d'Antin 75002 Paris, FRANCE	05/18/2021	N/A	Chief Operating Officer, Head of Corporate and Institutional Banking
Description of prior investment-related experience: Yann Gérardin joined BNP in 1987, where he created the Equity Derivatives business before being appointed Global Head of Equity Derivatives at BNP Paribas in 1999. In early 2005, he took over responsibility for the Equity and Equity Derivatives division of BNP Paribas, an entity into which the Commodities Derivatives business was integrated the same year. In 2011, Yann Gérardin became a member of the BNP Paribas Group's Executive Committee and in 2014 was appointed Head of Corporate and Institutional Banking. In 2018, he was appointed Deputy Chief Operating Officer of the BNP Paribas Group in charge of Corporate and Institutional Banking. In 2021, Yann Gérardin was appointed Chief Operating Officer, Head of Corporate & Institutional Banking.					
Laborde, Thierry Alain Pierre	0545296	3, rue d'Antin 75002 Paris, FRANCE	05/18/2021	N/A	Chief Operating Officer, Head of Commercial, Personal Banking & Services

		Description of prior investment-related experience: Thierry Laborde joined BNP in 1982. He has spent much of his career at French Retail Banking, with a four-year career at Inspection Générale, including two years as Chief Assignment Auditor. He headed up the offices of BNP Paribas in Alsace, then those in the south-east region, and from 2006 he was in charge of the Local Networks within French Retail Banking. In 2008, he was appointed Chief Executive Officer of BNP Paribas Personal Finance, then Chairman and Chief Executive Officer in 2013. In 2011, he joined the BNP Paribas Group's Executive Committee. In 2015, he was appointed Deputy Chief Operating Officer and Head of Domestic Markets, which encompasses the retail banking networks in France, Italy, Belgium and Luxemburg, as well as the specialized businesses Arval, Leasing Solutions, Personal Investors and Nickel. In 2021, Thierry Laborde was appointed Chief Operating Officer, Head of Commercial, Personal Banking & Services, which encompasses the retail banking networks in France, Italy, Belgium, Luxemburg and outside the Euro zone, as well as BNP Paribas Personal Finance, Arval, BNP Paribas Leasing Solutions, BNP Paribas Personal Investors and Nickel.